UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

Heartland Financial USA, Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

42234Q102
(CUSIP Number)

Lynn B. Fuller
Michael J. Coyle
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1/25/2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	42234Q102
1
NAMES OF REPORTING PERSONS:

Lynn B. Fuller, individually and as a Trustee of the Lynn B. Fuller Trust UA Dtd 7/7/96, and Co-Trustee of the Emma O. Fuller Trust UA Dtd 9/3/85

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐

3		SEC USE ONLY:

4		SOURCE OF FUNDS: OO(1)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 812,469(2)
	8	SHARED VOTING POWER: 129,751(3)
	9	SOLE DISPOSITIVE POWER: 812,469(2)
	10	SHARED DISPOSITIVE POWER: 129,751(3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 942,220
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%
14		TYPE OF REPORTING PERSON: IN
(1) The transaction giving rise to this filing was a pro rata distribution from a limited partnership for which the Reporting Person was not a general partner.

(2) Includes 8,250 shares of restricted stock, 750,886 shares held by the Lynn B. Fuller Trust for which the Reporting Person is a trustee and 53,333 shares subject to employee options that are exercisable.

(3) Includes 123,078 shares held by the Emma O. Fuller Trust for which the Reporting Person is a co-trustee, 673 shares held by the college-aged son of the Reporting Person and 6,000 shares held by the spouse of the Reporting Person. The Reporting Person disclaims beneficial ownership of shares held by his spouse and college-aged son

Item 1.	Security and Issuer:

This Schedule is filed with respect to the Common Stock, $1.00 par value, of Heartland Financial USA, Inc. (the “Issuer”).

Item 2.	Identity and Background:

(a)
This Schedule 13D is being filed by Lynn B. Fuller (the “Reporting Person”), both individually and as Trustee for the Lynn B. Fuller Trust UA Dtd 7/7/96, and Co-Trustee of the Emma O. Fuller Trust UA Dtd 9/3/85

(b) The business address of the Reporting Person is: Heartland Financial USA Inc. 1398 Central Avenue Dubuque, Iowa 52001

(c) The principal occupation of the Reporting Person is: Chairman and Chief Executive Officer of Heartland Financial USA Inc. 1398 Central Avenue Dubuque, Iowa 52001

(d) The Reporting Person has not been convicted in any criminal proceeding in the past five years.

(e)
The Reporting Person has not during the past five years been a party to a civil, judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding a violation of such laws.

(f) The Reporting Person is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration:

The 151,024 additional shares that gave rise to the filing of this Schedule 13D were acquired in a distribution to the Reporting Person from a limited partnership for which the Reporting Person was not a general partner.

Item 4.	Purpose of Transaction:

The transaction that gave rise to the filing of this Schedule 13D represented a scheduled distribution of 151,024 shares from a limited partnership. Shares previously held in the Reporting Person's individual capacity include, primarily, shares acquired under employee benefit plans and shares purchased with individual funds. Shares previously held in trust represent, primarily, shares acquired by devise, gift or otherwise. The Reporting Person reserves the right to acquire additional shares of the Issuer, either pursuant to employee benefit plans, open market purchases or in private transactions.

Other than as described in this Item 4, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change his plans at any time, as he deems appropriate, in light of his ongoing evaluation of (a) his business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.

Item 5.	Interest in Securities of the Issuer:

The Reporting Person holds 8,250 shares of common stock subject to forfeiture based on performance, and holds directly options that are exercisable with respect to 55,333 shares of common stock of the Issuer. The aggregate 61,583 shares held directly by the Reporting Person, and over which the Reporting Person exercises sole power to vote and dispose of the shares, represent approximately 0.4% of the shares outstanding.

The Reporting Person serves as sole trustee of the Lynn B. Fuller Trust under agreement dated 7/7/96, which holds 750,886 shares. Shares held by such trust, over which the Reporting Person exercises sole power to vote and dispose of the shares, represent approximately 4.6% of the shares outstanding. The aggregate 812,469 shares held indirectly through such trust and directly by the Reporting Person represent approximately 4.9% of the shares outstanding.

The Reporting Person serves as a co-trustee of the Emma O. Fuller Trust under Agreement dated 9/3/85, which holds 123,078 shares. Shares held by this trust, over which the Reporting Person exercises shared voting power, and shared power to dispose of shares, represent approximately 0.7% of the shares outstanding.

The college-aged son of the Reporting Person holds 673 shares and the spouse of the Reporting Person holds 6,000 shares of Common Stock. Although these shares are included as shares over which the Reporting Person has shared voting power and share power to dispose, the Reporting Person disclaims beneficial ownership of such 6,673 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Lynn B. Fuller, the Reporting Person, is the Chief Executive Officer and Chairman of the Board of the Company. There are no contracts, arrangements or understandings to which the Report Person is a party with respect to securities of the Issuer.

Item 7.	Material to be filed as Exhibits:

3.1
Form of Heartland Financial USA, Inc. 2005 Long-Term Incentive Plan Non-Qualified Stock Option Awards (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on February 10, 2006).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2012	/s/ Lynn B. Fuller
Lynn B. Fuller